Exhibit 99.2

Logitech’s ASTRO Gaming and Blue Microphones Announce Brand Partnership with The Coalition’s Gears Esports Operated by Engine Media’s UMG Gaming

Partnership renewed after continued strong growth in Gears Esports programing since UMG Gaming named principal partner of the North America professional league programing

NEW YORK, October 15, 2021 - Engine Media Holdings, Inc. (“Engine” or the “Company”; NASDAQ: GAME; TSX-V: GAME), an esports/sports gaming and next-generation media solutions company, today announced that its wholly owned subsidiary, UMG Gaming will work with Logitech’s ASTRO Gaming, Logitech Esports Services (including Beyond Entertainment) and Blue Microphones on a variety of production and social media collaborations and activations as the company renews its brand partnership with Gears Esports.

In July of 2021, Engine Media and The Coalition renewed their partnership, naming UMG Gaming the principal partner for the Gears Esports program in North America and Latin America. As the principal partner, UMG Gaming will continue to manage the entire Gears Esports program including league operations, events, production and broadcasting. UMG Gaming’s work during the 2020-2021 season helped lead to all-time viewership highs since Gear 5 release in 2019. The organization made significant changes to the program over the past season, including a switch to 4v4 competition and the introduction of new game modes into competitive play, leading to strong viewership and engagement growth.

UMG Gaming will partner with ASTRO Gaming, Logitech Esports Services, and Blue Microphones, on a series of activities throughout the 2021-2022 Gears Esports season, set to start in October, 2021 and complete in Summer of 2022. These activities will include a combination of live event production and social media campaigns around the Gears Esports Pro League.

“Logitech’s continued investment in the Gears Esports program has undoubtedly contributed to the success of the program,” said Lou Schwartz, CEO of Engine Media. “They are an iconic brand with deep ties to the gaming community, and we look forward to leveraging our end-to-end tournament operations and production offerings to seamlessly integrate both ASTRO Gaming and Blue Microphones into the program.”

Roddy Adams, Director of Business Development and Esports at The Coalition, said “ASTRO has been a key partner for the Gears Esports program for a number of years now, and the UMG team has done a great job in building that relationship further. Bringing Blue Microphones onboard as well will offer our players and fans an even better audio experience.”

“The Gears community is one of the most passionate fan bases we’ve ever seen,” said Aron Drayer, vice president of marketing at ASTRO Gaming. “We are excited for another season with UMG, along with The Coalition, and we look forward to engaging with those fans for the upcoming season of Gears Esports action.”

About ASTRO Gaming

ASTRO Gaming creates premium video gaming equipment and lifestyle products proven by professional gamers and content creators. ASTRO is a division of Logitech G, committed to Advancing Play For All. ASTRO Gaming was spun-off from ASTRO Studios, known for designing the Xbox 360® and numerous other gaming products. All ASTRO Gaming products are available at astrogaming.com. Connect with ASTRO Gaming on Twitter @ASTROGaming, Instagram or our blog.

ASTRO Gaming is a brand of Logitech International. Founded in 1981, and headquartered in Lausanne, Switzerland, Logitech International is a Swiss public company listed on the SIX Swiss Exchange (LOGN) and on the Nasdaq Global Select Market (LOGI).

About Blue Microphones

Blue continues a 25-year legacy of innovative, cutting-edge design and performance across award-winning microphones. From Blue’s flagship studio Bottle microphone to the world’s #1 USB microphones, Blue has tools to empower all creators to raise their voices. Blue is a brand of Logitech International.

Founded in 1981, and headquartered in Lausanne, Switzerland, Logitech International is a Swiss public company listed on the SIX Swiss Exchange (LOGN) and on the Nasdaq Global Select Market (LOGI). Learn more at bluemic.com.

About Engine Media Holdings, Inc.

Engine Media Holdings Inc. is traded publicly under the ticker symbol (NASDAQ: GAME) (TSX-V: GAME). Engine provides premium social sports and esports gaming experiences, as well as unparalleled data analytics, marketing, advertising, and intellectual property to support its owned and operated direct-to-consumer properties while also providing these services to enable its clients and partners. The company’s subsidiaries include Stream Hatchet, the global leader in gaming video distribution analytics; Sideqik, a social influencer marketing discovery, analytics, and activation platform; Eden Games, a premium motorsport video game developer and publisher across console and mobile gaming; WinView Games, a social predictive play-along gaming platform for viewers to play while watching live events; UMG, an end-to-end competitive esports platform powering and broadcasting major esports events, as well as daily community tournaments, matches, and ladders; and Frankly Media, a digital publishing platform used to create, distribute and monetize content across all digital channels. Engine Media generates revenue through a combination of direct-to-consumer and subscription fees, streaming technology and data SaaS-based offerings, programmatic advertising, and sponsorships.

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Engine to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. In respect of the forward-looking information contained herein, including the partnership described herein and the potential outcomes and benefits to be derived therefrom, Engine has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Engine does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For Further Information:

Investors

Ryan Lawrence, ICR

Ryan.Lawrence@icrinc.com

332-242-4321

Media

James Goldfarb, Sloane & Company

jgoldfarb@sloanepr.com

212-446-1869